UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                            SEC FILE NUMBER:  1-9187
                           CUSIP Number:  44949M 10 3

                                  (Check One):
       [ X ] Form 10-K and Form 10-KSB     [ ] Form 20-F     [ ] Form 11-K
                [ ] Form 10-Q and Form 10-QSB     [ ] Form N-SAR

   For Period Ended: December 31, 1997
        [ ]  Transition Report on Form 10-K
        [ ]  Transition Report on Form 20-F
        [ ]  Transition Report on Form 11-K
        [ ]  Transition Report on Form 10-Q
        [ ]  Transition Report on Form N-SAR
             For the Transition Period Ended:   ________________________


        Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
                       ___________________________________

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
   __________________________________________
        __________________________________________________________________

   Part I -- Registrant Information
        __________________________________________________________________

   Full Name of Registrant:           IES INDUSTRIES INC.
   Former Name if Applicable:
   Address of Principal Executive
      Office (Street and Number):     IES Tower
                                      200 First Street, S.E.
   City, State and Zip Code:          Cedar Rapids, Iowa  52401
        __________________________________________________________________

   Part II -- Rules 12b-25(b) and (c)
        __________________________________________________________________

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

        [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
        __________________________________________________________________

   Part III -- Narrative
        __________________________________________________________________

        State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or potion thereof could not be filed within the prescribed period.

                  IES Industries Inc. (the "Registrant"), Interstate Power Company, WPL Holdings, Inc. and certain related entities have entered into an Agreement and Plan of Merger, dated as of November 10, 1995, as amended, providing for the combination of all three companies (the "Merger"). Consummation of the Merger is conditioned upon the receipt of regulatory approvals from various federal and state agencies (including the Securities and Exchange Commission (the "SEC") under the Public Utility Holding Company Act of 1935, as amended ("PUHCA"), the Federal Energy Regulatory Commission ("FERC"), the Nuclear Regulatory Commission, the Justice Department and the Federal Trade Commission, the Iowa Utilities Board, the Wisconsin Public Service Commission, the Minnesota Public Utilities Commission and the Illinois Commerce Commission). Other than the approval of the SEC under PUHCA, the last remaining regulatory approval necessary to consummate the Merger (i.e., approval of the FERC) was obtained on November 12, 1997. No other condition precedent to consummation of the Merger remains outstanding and the companies are ready to close the Merger once SEC approval is obtained.

                  In preparing its schedule for 1997 year-end matters (including the schedule regarding its audit), the Registrant considered whether a filing on Form 10-K for the year ended December 31, 1997 would be necessary. The Registrant considered this issue in light of the fact that, immediately upon consummation of the Merger, a Form 15 will be filed deregistering the Registrant's common stock and suspending its obligation to make periodic filings under the Securities Exchange Act of 1934. Based on recent transactions in the utility industry, the Registrant made a preliminary conclusion in December 1997 that given the timing of the FERC approval of the Merger, it was reasonable to conclude that approval of the SEC under PUHCA would be obtained well in advance of the March 31, 1998 due date for the Form 10-K. Given this timeframe, the Registrant determined not to devote resources to preparing its own Form 10-K, but instead directed that these resources be used to assist in the preparation of (a) the Form 10-K describing the combined companies that would be filed by WPL Holdings, Inc., as the surviving holding company in the Merger, and (b) the audited restated combined financial statements of the merger partners which are expected to be filed with the SEC as soon as practicable following the Merger.

             Thereafter, the Registrant continued to monitor the regulatory process to ensure that its conclusions regarding the timing of the Merger were appropriate. Based on an ongoing dialogue with the SEC Staff, the Registrant continued to believe that the Merger would easily be consummated by March 31, 1998 and that its focus on preparing (in addition to the restated combined financials of the merger partners) a Form 10-K and annual report to shareholders that include information about the combined companies as opposed to preparing a Registrant-specific Form 10-K was appropriate.

             It was not until nearly the second week in March that the Registrant began receiving word that the SEC approval might be subject to delay and that therefore the Merger may not be consummated prior to the due date for the Form 10-K. The Registrant immediately reassessed the situation and began work toward completion of its own Form 10-K. The Registrant also directed its independent auditors to expedite the remaining work on the audit of the Registrant's financial statements at and for the period ended December 31, 1997. Although the Registrant devoted all available resources toward completion of the Form 10-K, such filing, under the circumstances, could not be completed by its initial due date without unreasonable effort or expense.
        __________________________________________________________________

   Part IV -- Other Information
        __________________________________________________________________

        (1) Name and telephone number of person to contact in regard to this notification:

                    Stephen W. Southwick           (319) 398-8147
                          (Name)          (Area Code) (Telephone Number)

        (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X] Yes  [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [ ] Yes  [X] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                      ____________________________________

                               IES INDUSTRIES INC.
                  (Name of Registrant as specified in charter)

   has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



   Date:     April 1, 1998                 By:  /s/ Stephen W. Southwick
                                                Stephen W. Southwick
                                                Vice President, General
                                                Counsel and Secretary